Response Biomedical Hits Key Milestone in 3M Collaboration
for Infection Prevention

Vancouver, British Columbia, August 22, 2005 - Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF) announced today that it has met a key development milestone as part of the co-development agreement with 3M Health Care announced on November 29, 2004. Under the agreement, 3M Health Care is funding the development of a new rapid, point-of-care microbiology test in the area of infection prevention based on Response Biomedical's RAMP technology. This collaboration is aimed at introducing a product portfolio to improve the outcome of patients entering the hospital system.

"Hospital acquired infections are a tremendous burden on the health care system costing almost US$10 billion per year in the US alone, and result in approximately 12,000 deaths annually," stated Bill Radvak, President & CEO.

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. For more information, please visit HealthDay News. Clinical infectious disease testing at the point-of-care is expected to improve patient outcomes by enabling physicians to make informed medical decisions rapidly.

About 3M

3M is a diversified technology company with 2004 sales of more than $20 billion worldwide. 3M Health Care, the largest of seven major 3M businesses, is dedicated to improving the practice, delivery and outcome of care in medical, dental, pharmaceutical, health information and personal care markets. 3M Medical Division, part of the 3M Health Care family, is a leader in medical supplies, with expertise in infection prevention and skin health. For more information, visit www.3M.com.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the proposed financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com